POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

Our Management's Discussion and Analysis ("MD&A") of financial condition and results of operations contains references to Points International Ltd. and its subsidiaries using words "we," "our," and "us."

This MD&A should be read in conjunction with our unaudited condensed consolidated interim financial statements (including the notes thereto) as at and for the three and nine months ended September 30, 2020, the 2019 annual MD&A and the 2019 audited annual consolidated financial statements and notes thereto and other recent filings with Canadian and US securities regulatory agencies, which may be accessed at www.sedar.com or www.sec.gov.

All financial data herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of November 11, 2020 and was reviewed by the Audit Committee and approved by the Corporation's Board of Directors.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to, among other things, plans we have implemented in response to the COVID-19 pandemic and its expected impact on us (including with respect to: cost saving measures that have been implemented, our liquidity and efforts to strengthen our balance sheet, expected impacts on transaction volumes, revenue, gross profit and profitability, the impact of our annual revenue guarantees, and our ability to deliver on our long-term goals), our growth strategies (including our ability to grow the number of loyalty program partners, cross-sell existing partners, and retain and grow existing loyalty program partner deployments), and our beliefs on the long-term sustainability of the loyalty industry, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "continue," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only our expectations, estimates and projections regarding future events.

Although we believe the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business.  In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; our dependence on a limited number of large clients for a significant portion of our consolidated revenue; our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; our exposure to significant liquidity risk if we fail to meet contractual performance commitments; the risk of an event of default under our senior secured credit facility; our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; our dependence on various third-parties that provide certain solutions in our Platform Partners segment that we market to loyalty program partners; and the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results. In particular, refer to "Updates to Risks and Uncertainties" below. These and other important assumptions, factors, risks and uncertainties are included in the press release announcing our third quarter 2020 financial results, and those described in our other filings with applicable securities regulators, including our AIF, Form 40-F, annual and interim MD&A, annual consolidated financial statements and condensed consolidated interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

BUSINESS OVERVIEW

We are the global leader in providing loyalty e-commerce and technology solutions to the loyalty industry, connecting loyalty programs, third party brands and end consumers across a global transaction platform. We partner with leading loyalty brands by providing solutions that help make their programs more valuable and engaging, while driving revenue and increasing profitability to the program. We do not manage our own loyalty program, nor do we offer the core technology that operates a loyalty program.  Our business is focused on becoming an important strategic partner to the world's most successful loyalty programs by cooperating with them on valuable, private label, ancillary services.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

At its simplest, our products and services are designed to benefit loyalty programs by: (1) increasing loyalty program revenues and profitability through the sale of loyalty program currency (such as frequent flyer miles or hotel points) or related travel and loyalty services direct to end consumers or third parties; (2) driving efficient cost management to loyalty program operators by offering non-core redemption options; and (3) enhancing loyalty program member engagement. We now have approximately 75 commercial agreements or integrations with loyalty programs or third parties globally. Most of our commercial contracts enable us to transact directly or indirectly with the loyalty programs' member base to facilitate the sale, redemption or earning of loyalty currency online. Our commercial agreements with loyalty program partners are typically for fixed terms of three to five years. Contracts will generally renew with either an annual evergreen clause or a new contract extension for a set term.

Our Loyalty Commerce Platform ("LCP") is the backbone of our product and service offerings. The LCP offers a consistent interface for loyalty programs and third parties, providing broad access to loyalty transaction capabilities, program integration, analytics, reporting, security and real-time fraud services. We have direct integrations with approximately 75 loyalty programs and third parties, including merchants and other technology companies in the loyalty and travel space.

Collectively, our network of loyalty program partners represents over 1 billion loyalty program accounts. Our platform and integrations typically provide us with full debit and credit functionality, enabling us to deposit or withdraw loyalty currency from each of these accounts.  We view these integrations as a strategic asset that uniquely positions us to connect third party channels with highly engaged loyalty program members and the broader loyalty market. In addition, our platform is positioned to collect transaction related insights that we can leverage to increase online conversion percentages, transactions, and ultimately revenues for us and our partners.

Our loyalty partner network includes the following leading loyalty brands:

· AF-KLM Flying Blue	· Southwest Airlines Rapid Rewards
· Alaska Airlines Mileage Plan	· United Airlines MileagePlus
· American Airlines AAdvantage	· Virgin Atlantic Flying Club
· ANA Mileage Club	· Hilton Honors
· British Airways Executive Club	· World of Hyatt
· Delta Air Lines SkyMiles	· InterContinental Hotels Group
· JetBlue TrueBlue	· Wyndham Rewards
· LATAM Pass	· Emirates Skywards
· Lufthansa's Miles & More	· Chase Ultimate Rewards
· Marriott Bonvoy	· Citi ThankYou
· Etihad Guest	· Qatar Airways Privilege Club

Our organization integrates extensive knowledge and expertise in the loyalty and travel sectors with the agility and innovation of a technology start up, allowing us to better serve our loyalty program partners while maintaining our technical and marketing leadership. We are headquartered in Toronto, Canada with regional offices in San Francisco, London, Singapore and Dubai.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Points International Ltd.'s shares are listed on both the Toronto Stock Exchange ("TSX") under the trading symbol PTS and on the NASDAQ Capital Market under the trading symbol PCOM.

The Loyalty Industry

Since their inception, loyalty programs have changed the way consumers interact with their associated brands and how they purchase products and services. Businesses have leveraged loyalty programs to strengthen their brand, enrich relationships with existing customers, and attract and engage new customers. Loyalty programs are seen both as strategic marketing assets of an organization, and as highly profitable cash-generating businesses, particularly in the travel and financial services sectors.

As the prominence of loyalty program co-branded credit cards has increased, the size and profitability of the loyalty industry has grown significantly. Many loyalty programs, particularly in the airline and hospitality verticals, have long-term contracts with banks in which they sell significant volumes of points and miles for credit cards on an annual basis to award to customers. Similar commercial arrangements now exist with loyalty programs and retailers who are looking to add loyalty as a consumer incentive to their brand.

These types of commercial arrangements have established a massive global loyalty industry fueled by the sale and redemption of loyalty currency. Today, it is estimated that the majority of loyalty currency issued in North America is now sold by loyalty programs to third parties, including credit card companies and other merchants. While loyalty programs must account for the issuance of this currency as a future obligation on their balance sheet to account for its eventual redemption, the cost of each mile or point is significantly lower than what they are sold for. Many North American airlines have generated significant revenues from their loyalty programs which can account for a significant proportion of overall airline profits. At the same time, there is a need for loyalty programs to actively manage the resulting loyalty liability with cost-effective redemption options.

Overall loyalty program membership continues to grow. While the airline, hotel, specialty retail, and financial services industries continue to be dominant in loyalty programs in the US, smaller verticals, including the restaurant and drug store industries are beginning to see larger growth in their membership base. Further, newer loyalty concepts, such as large e-commerce programs, daily deals, and online travel agencies, are becoming more prevalent. As a result of this changing landscape, loyalty programs must continue to innovate in order to drive customer activities.

As the loyalty market continues to change, we are uniquely positioned to meet our loyalty program partners' needs.  We believe that our continued focus on innovation will maintain our leading market position in technology and marketing services, enabling us to enhance existing products and services while delivering new loyalty solutions to market that meet the needs of our partners and their members.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

OUR OPERATING STRUCTURE

Our business combines attributes of both an e-commerce platform and a marketing services business to offer a portfolio of consumer or business facing products and services that facilitate the accrual or redemption of loyalty currency (points or miles). Accrual transactions are typically focused on generating revenue for our loyalty program partners while redemption transactions are focused on offering additional engagement options for program members.

Core to our operations is the LCP, an open, Application Program Interface ("API") based transaction processing platform that we leverage for all aspects of the business. The key functions of the LCP include direct, real time integrations into our partners' loyalty program databases that allow for customer validation and information sharing as well as debit and/or credit of loyalty program currency.  Of growing importance to our business is the marketing automation capability that we continue to develop as part of the LCP's functionality. Lastly, security, fraud mitigation, auditing and reporting functions are also centralized via the LCP.

All of the products and services we offer benefit from this unified operating infrastructure in two key ways.  First, they allow us to launch and manage multiple products and services with increased efficiency. Second, our ability to aggregate and anonymize the consolidated data flowing across the platform from many programs, regions and transaction types facilitates our automated marketing and merchandising efforts.

Leveraging the LCP, we operate in three segments, each of which contain multiple loyalty products and services.

Loyalty Currency Retailing

The Loyalty Currency Retailing segment provides products and services designed to help loyalty program members unlock the value of their loyalty currency and accelerate the time to a reward.  Included in this segment are the buy, gift, transfer, reinstate, accelerator and elite services.  These offerings provide loyalty program members the ability to buy loyalty program currency for themselves, as gifts for others, perform a transfer of loyalty currency to another loyalty program member, reinstate previously expired loyalty currency, accelerate earning of loyalty currency in conjunction with other transactions, or to access a higher tier status.

Loyalty Currency Retailing services provide high margin revenue to our loyalty program partners while increasing member engagement by unlocking the value of loyalty currency in the members' accounts. We have direct partnerships with over 30 loyalty program partners who leverage at least one of our Loyalty Currency Retailing solutions. All loyalty program partners who leverage our Loyalty Currency Retailing services are within the airline or hospitality verticals. Typically, we find our solutions competing with the internal technology departments of loyalty programs, leading to a "buy vs. build" decision. We have had success in becoming an outsourcing solution to loyalty programs that previously provided these same services in-house. Given this dynamic, the length of our sales cycle for these solutions can be difficult to predict.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

We take a principal role in the retailing of loyalty currencies in approximately two thirds of our loyalty program partnerships in this segment. As principal, we will sell loyalty program currency directly to the program members at a retail rate while purchasing points and miles at a wholesale rate from the loyalty program partner. Under a principal arrangement, we obtain control of the loyalty currency prior to transferring it to the customer and will typically provide the loyalty program partner an annual revenue guarantee for the term of the commercial agreement. In addition, we will pay for all credit card related fees and assume all credit risk by providing real-time fraud detection and risk mitigation services. We also have a substantial level of responsibility with respect to marketing, analytics, pricing and commercial transaction support. Revenue earned under a principal arrangement is included in Principal revenue in our condensed consolidated interim financial statements and represents the gross amount of the retail transaction collected from loyalty program members. Wholesale costs paid to loyalty programs for loyalty currency are included in Direct cost of revenue in our condensed consolidated interim financial statements.

Alternatively, we may assume an agency role in the retailing and wholesaling of loyalty currencies, which is determined by the contractual arrangement in place with the loyalty program partner and their members. In these arrangements, we typically take a less active role in the retailing of loyalty currency and earn a commission on each transaction.  Revenue earned under an agency arrangement is included in Other partner revenue in our condensed consolidated interim financial statements and represents the amount of the commission earned. In these arrangements, we typically take less risk in the relationship and have less control as it relates to the sale of loyalty currency to end consumers.

Platform Partners

The Platform Partners segment is comprised of a broad range of applications that are connected to and enabled by the functionality of the LCP.  The LCP provides third parties transaction level access to loyalty program members and the ability to access the loyalty currencies of our program partners. Loyalty programs, merchants, and other consumer service applications leverage the LCP to broadly distribute loyalty currency and loyalty commerce transactions through multiple channels.

Included in Platform Partners are multiple third-party managed applications that are enabled by the LCP, many of which are redemption-based services that offer efficient cost management solutions to loyalty programs.  Also included in this segment are earn-based services, where merchants who partner with us can purchase loyalty currency to offer to their customers as an award for everyday shopping.  The majority of revenue in this segment is earned on a commission or transaction fee basis, which is included in Other partner revenue in our condensed consolidated interim financial statements. In addition, we generate revenue from recurring monthly hosting fees on certain services, which are recorded in Principal revenue in our condensed consolidated interim financial statements.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Points Travel

The Points Travel segment connects the world of online travel bookings with the broader loyalty industry. To facilitate this, we developed the Points Travel product, the first white-label online travel service specifically designed for loyalty programs. The Points Travel product allows us to partner with loyalty programs in order to provide a seamless travel booking experience for loyalty program members, enabling members to earn and redeem their loyalty currency while making hotel bookings and car rentals online.

We currently have commercial arrangements with 11 loyalty programs who leverage at least one of our white-label Points Travel services.  Our external competition for winning loyalty programs' business for these services is high, as we typically compete against the major online travel agencies ("OTAs"). When we win new business and deploy these services to market, the sales ramp is typically slower than that experienced with our other loyalty solutions, mainly due to increased online competition for booking hotels or car rentals from OTAs or direct with hotels and car rental companies.

Revenue in this segment is primarily generated from commissions, which are typically the gross amount charged to end consumers for hotel bookings or car rentals, less the wholesale cost to acquire the hotel room or car rental, cost of loyalty currencies delivered to the consumers and paid to the loyalty program, and other direct costs for online hotel bookings and car rentals.  The majority of revenue in this segment is included in Other partner revenue in our condensed consolidated interim financial statements.

KEY GROWTH DRIVERS

Growing the Number of Loyalty Program Partners

Throughout most of our history, adding new loyalty program partners has been an important source of growth. Continuing to grow the number of Loyalty Program partners connected to our platform remains a key growth factor and important part of our strategy. As of September 30, 2020, we have a network of nearly 60 global loyalty programs integrated into the LCP. Approximately 85% of our current loyalty program partners are frequent flyer or hospitality loyalty programs. In addition, approximately 75% of our loyalty program partners are based out of either North America or Europe.

The majority of our loyalty program partners are global, with end consumers and transactions originating from around the world. For that reason, the LCP was designed and operates as a global e-commerce platform, providing multiple currency and payment options as well as language specific end user experiences. We feel the investments we have made on our platform and products position us well to acquire new loyalty program partners in other geographic markets.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

While we currently have a broad set of relationships with travel-based programs in North America and Europe, we believe there are substantial growth opportunities to add additional loyalty program partners, particularly in the Asia Pacific, Middle Eastern and South American loyalty markets. We also believe there is significant opportunity to partner with loyalty programs in other verticals, specifically financial services. Currently, the duration and impact of the COVID-19 pandemic is uncertain. Through the period that the broader travel industry recovers from COVID-19, it is likely that the value of new partners, products, and services that we bring to market will be lower than our expectations before the outbreak of COVID-19.

Cross-sell Existing Partners

We believe our existing network of loyalty program partners represents a significant opportunity to cross-sell additional products and services. At the beginning of a new loyalty program partnership, most programs will typically deploy a small subset of our total products and services. As we demonstrate the benefits of our platform, we focus sales efforts with these partners on additional products and services that best fit their program, typically with limited incremental marketing and sales expense. As we launch new functionality and products across our three operating segments, we expect that our opportunity to cross-sell additional services to existing partners that do not currently leverage our full platform will increase.

Retaining and Growing Existing Loyalty Program Partner Deployments

The ability to retain and grow our in-market products and services with existing loyalty program partners remains an important growth driver for us and underlines many of the investments we make in our product and data capabilities. We believe our continued focus on product, technology and data analytics has been and will continue to be a critical driver of growth. With integrations into nearly 60 leading loyalty programs, the LCP has positioned us to continually improve our ability to consume loyalty data and personalize offers, increasing the effectiveness of our marketing campaigns and our partners' profitability while minimizing member communications. We believe the market awareness for our products and services among loyalty program members is generally low and that increasing this awareness through effective marketing and product innovation can increase the penetration of our products and services. Lastly, we indirectly benefit from the growth in our loyalty program partners membership bases as well as the growth in the loyalty market in general. At this time, the duration and impact of the COVID-19 pandemic is uncertain. We believe our loyalty program partners will view our products and services as an important source of cash flow and ancillary revenues as the travel industry recovers from the impacts of the pandemic. With that said, it is likely that the amount of growth we can generate in loyalty partner deployments will be lower than our original expectations before the outbreak of COVID-19 during this recovery period.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

SELECTED FINANCIAL INFORMATION

The following information is provided to give context for the broader comments elsewhere in this report.

	For the three months ended
(In thousands of US dollars, except share and per share amounts) (Unaudited)	Sept 30, 2020	Sept 30, 2019	$ Variance	% Variance
Consolidated
Principal revenue	$33,977	$92,035	$(58,058)	(63%)
Other partner revenue	3,472	5,962	(2,490)	(42%)
Total revenue	37,449	97,997	(60,548)	(62%)
Gross profit	5,704	14,048	(8,344)	(59%)
Gross margin[1]	15%	14%
Adjusted operating expenses[1]	6,856	9,859	(3,003)	(30%)
Finance income	27	208	(181)	(87%)
Adjusted EBITDA[1]	(1,125)	4,397	(5,522)	(126%)
Effective margin[1]	(20%)	31%
Total operating expenses	8,838	12,437	(3,599)	(29%)
Net (loss) income	$(2,467)	$1,098	$(3,565)	(325%)
(Loss) Earnings per share
Basic	$(0.19)	$0.08	$(0.27)	(338%)
Diluted	$(0.19)	$0.08	$(0.27)	(338%)
Weighted average shares outstanding
Basic	13,225,803	13,555,628	(329,825)	(2%)
Diluted	13,225,803	13,674,074	(448,271)	(3%)
Total assets	$104,731	$116,632	$(11,901)	(10%)
Total liabilities	69,930	76,900	(6,970)	(9%)
Total shareholders' equity	$34,801	$39,732	$(4,931)	(12%)

1 Refer to the "Performance indicators and Non-GAAP financial measures" section for definition and explanation.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

	For the nine months ended
(In thousands of US dollars, except share and per share amounts) (Unaudited)	Sept 30, 2020	Sept 30, 2019	$ Variance	% Variance
Consolidated
Principal revenue	$145,648	$276,330	$(130,682)	(47%)
Other partner revenue	15,381	17,840	(2,459)	(14%)
Total revenue	161,029	294,170	(133,141)	(45%)
Gross profit	26,519	47,866	(21,347)	(45%)
Gross margin[1]	16%	16%
Adjusted operating expenses[1]	24,013	28,290	(4,277)	(15%)
Finance income	273	727	(454)	(62%)
Adjusted EBITDA[1]	2,779	14,276	(11,497)	(81%)
Effective margin[1]	10%	30%
Total operating expenses	31,849	35,619	(3,770)	(11%)
Net (loss) income	$(4,674)	$9,131	$(13,805)	(151%)
(Loss) Earnings per share
Basic	$(0.35)	$0.66	$(1.01)	(153%)
Diluted	$(0.35)	$0.66	$(1.01)	(153%)
Weighted average shares outstanding
Basic	13,221,129	13,777,474	(556,345)	(4%)
Diluted	13,221,129	13,914,180	(693,051)	(5%)
Total assets	$104,731	$116,632	$(11,901)	(10%)
Total liabilities	69,930	76,900	(6,970)	(9%)
Total shareholders' equity	$34,801	$39,732	$(4,931)	(12%)

1 Refer to the "Performance indicators and Non-GAAP financial measures" section for definition and explanation.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL INFORMATION BY SEGMENT
	For the three months ended
(In thousands of US dollars) (Unaudited)	Sept 30, 2020	Sept 30, 2019	$ Variance	% Variance
Loyalty Currency Retailing
Principal revenue	$33,385	$91,450	$(58,065)	(63%)
Other partner revenue	2,780	4,227	(1,447)	(34%)
Total revenue	36,165	95,677	(59,512)	(62%)
Gross profit	4,644	11,879	(7,235)	(61%)
Direct adjusted operating expenses[1]	2,312	3,605	(1,293)	(36%)
Contribution[1]	2,332	8,274	(5,942)	(72%)
Platform Partners
Principal revenue	592	585	7	1%
Other partner revenue	453	1,197	(744)	(62%)
Total revenue	1,045	1,782	(737)	(41%)
Gross profit	850	1,631	(781)	(48%)
Direct adjusted operating expenses[1]	411	964	(553)	(57%)
Contribution[1]	439	667	(228)	(34%)
Points Travel
Other partner revenue	239	538	(299)	(56%)
Total revenue	239	538	(299)	(56%)
Gross profit	210	538	(328)	(61%)
Direct adjusted operating expenses[1]	998	1,700	(702)	(41%)
Contribution[1]	$(788)	$(1,162)	$374	(32%)

1 Refer to the "Performance indicators and Non-GAAP financial measures" section for definition and explanation.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL INFORMATION BY SEGMENT
	For the nine months ended
(In thousands of US dollars) (Unaudited)	Sept 30, 2020	Sept 30, 2019	$ Variance	% Variance
Loyalty Currency Retailing
Principal revenue	$143,996	$274,603	$(130,607)	(48%)
Other partner revenue	12,138	12,476	(338)	(3%)
Total revenue	156,134	287,079	(130,945)	(46%)
Gross profit	22,218	41,267	(19,049)	(46%)
Direct adjusted operating expenses[1]	8,289	10,116	(1,827)	(18%)
Contribution[1]	13,929	31,151	(17,222)	(55%)
Platform Partners
Principal revenue	1,652	1,710	(58)	(3%)
Other partner revenue	2,361	3,864	(1,503)	(39%)
Total revenue	4,013	5,574	(1,561)	(28%)
Gross profit	3,467	5,086	(1,619)	(32%)
Direct adjusted operating expenses[1]	1,811	2,892	(1,081)	(37%)
Contribution[1]	1,656	2,194	(538)	(25%)
Points Travel
Principal revenue	-	17	(17)	(100%)
Other partner revenue	882	1,500	(618)	(41%)
Total revenue	882	1,517	(635)	(42%)
Gross profit	834	1,513	(679)	(45%)
Direct adjusted operating expenses[1]	3,569	5,028	(1,459)	(29%)
Contribution[1]	$(2,735)	$(3,515)	$780	(22%)

1 Refer to the "Performance indicators and Non-GAAP financial measures" section for definition and explanation.

OPERATING HIGHLIGHTS AND SEGMENTED RESULTS

Impacts of the COVID-19 pandemic on Business Performance, Operations, and the Loyalty Industry

In December 2019, a novel strain of coronavirus, COVID-19, was first detected in Wuhan, China. Throughout the first three months of 2020, COVID-19 spread to other regions around the world, with the World Health Organization declaring the outbreak as a global pandemic on March 11, 2020. Many governments around the world responded to the pandemic by implementing a variety of measures to reduce the spread of COVID-19, including travel restrictions and bans, social distancing measures, quarantine advisories, and the closure of non-essential businesses.  As a result of these measures, there has been an unprecedented decline in travel, which has had a significant impact on our business.

From a business performance perspective, we started the first quarter of 2020 with strong transaction volumes, generally in line with our expectations for January, February, and early March across our three operating segments. As travel restrictions were more broadly implemented by governments around the world in mid-March 2020, we started to experience a significant decline in transaction volumes and resulting revenue and gross profit. While each of our operating segments experienced significant transaction declines starting in mid-March 2020, the degree of the decline varied by line of business and product.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

As COVID-19 continued to spread globally, our immediate priority was the safety and well-being of our employees around the world, while ensuring business continuity for our partners. In early March, we mandated all our employees around the world to work from home and banned all employee travel indefinitely. Since that time, we have been operating our business remotely with minimal impact on our operations.

In addition, we took several measures starting in the second half of March 2020 to mitigate the impact of the pandemic on our business, preserve cash, and improve our overall liquidity. These measures were as follows:

Expense Management: We implemented several cost saving measures that have been in place since the beginning of the pandemic.

  Paused most hiring activity and, where able, reallocated internal resources to focus on in-year revenue opportunities.
  Reduced or suspended most discretionary spending, including marketing spend not tied to transactional activity, office expenses, and travel related expenditures.
  Participated in the Canada Emergency Wage Subsidy ("CEWS") program, which provides additional payroll funding for businesses that have been impacted by COVID-19. Effective March 15, 2020 and through the third quarter of 2020, we met the eligibility requirements to participate in the program and received payroll funding. Financial results for the quarter ended September 30, 2020 and year-to-date included a benefit of $1,835 and $4,108, respectively, from the CEWS. This amount was recorded as a reduction to employment costs.
    Details on the parameters of the CEWS program currently extend to December 19, 2020. We intend to continue our participation in the CEWS program subject to meeting the eligibility criteria.
    The Government of Canada has announced its intention of extending the CEWS program through to June 2021. Eligibility criteria and funding details for this extension have yet to be announced.
  Participated in the US Small Business Association Payment Protection Program ("PPP") as provided in the Coronavirus Aid, Relief and Economic Security Act ("CARES"). In the second quarter of 2020, we secured and received $301 in funding for our US legal entities. The funding was provided in the form of a loan, which may be forgiven if we meet certain criteria under the PPP. We expect the majority of the loan to be forgiven in the fourth quarter of 2020 based on the current loan forgiveness criteria.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Balance Sheet, Cash Flow and Liquidity: To strengthen our balance sheet and increase our overall liquidity, we have taken the following actions:

  Suspended future share buyback activity under our Normal Course Issuer Bid ("NCIB").
  Paused funding of our restricted share unit ("RSU") plan.  As at September 30, 2020, we currently have sufficient RSU's in trust to satisfy future settlements of outstanding RSUs, net of tax, that are scheduled to vest during the remainder of 2020 and the full year 2021.
  Drew down $40,000 from our previously undrawn senior secured credit facility. We elected to repay $5,000 on our credit facility in the second quarter of 2020 and an additional repayment of $5,000 in the third quarter of 2020, bringing the balance down to $30,000 as at September 30, 2020.
  Reduced or suspended capital expenditures.
  Took advantage of tax relief packages in the jurisdictions in which we operate, including the deferral of monthly tax instalments in Canada and Singapore.

The measures we have taken so far are intended to strike a balance between the challenges of current circumstances, while establishing as much capacity to accelerate growth when travel restrictions are lifted and the economic environment improves. Depending on the length and severity of the pandemic, we may take additional expense mitigation measures in the future.

Due to the uncertainty surrounding the length, severity, and potential outcomes of the COVID-19 pandemic, it is challenging to reliably estimate the impact of the pandemic on our business for the remainder of 2020. Since the middle of March 2020, our transaction levels and corresponding revenue and gross profit have been down significantly and are less predictable. While our gross profit and adjusted EBITDA for the second quarter of 2020 were both higher than anticipated, we experienced a sequential decline in both these metrics in the third quarter of 2020. Before the COVID-19 pandemic, monthly and quarterly revenue and gross profit could fluctuate significantly period to period depending on the timing, richness, and number of marketing campaigns in our Loyalty Currency Retailing segment. These fluctuations have been exacerbated by the COVID-19 pandemic, as transaction volumes generated by these campaigns have varied considerably. Monthly gross profit in the second quarter of 2020 was as high as 70% of our 2019 monthly average gross profit, but average approximately 40% in the third quarter. The decline was largely a reflection of this variability and unpredictability. We anticipate that our transaction volumes, revenue, gross profit and profitability will be below our pre-COVID 19 averages for at least the remainder of 2020. Based on projections for the pandemic put out by various institutions, governments, agencies, and our internal scenario planning, at this time we believe that we have sufficient liquidity to operate under various recovery scenarios.

The vast majority of our loyalty program partners operate in the travel industry and have seen their core operations materially impacted by the COVID-19 pandemic. The impact of travel restrictions and bans globally have forced many of our partners, including airlines, hotels, online travel agencies, and other travel related partners to curtail their operations and layoff or furlough employees, and to seek government support or raise capital through other means, in order to continue operations.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

In past economic downturns, we have seen travel companies leverage their loyalty programs and related assets for additional liquidity. Within the current COVID-19 environment, the value of loyalty programs has remained resilient and they are proving to be a crucial source of liquidity for many travel operators. In the first few months of the COVID-19 pandemic, we saw hospitality and airline operators pre-sell their points and miles to their co-branded credit card partners to generate incremental cash. More recently, four major US airlines pledged their frequent flier programs as collateral to secure long-term debt financing.  We believe these financings are indicative of the long-term sustainability and belief in the travel and loyalty industry, as the debt is secured by the current and future value of these loyalty programs. Broadly, we believe the health of the loyalty industry will recover as the global economy recovers from the impacts of COVID-19. While the COVID-19 pandemic has significantly impacted our business, we believe the products and services we offer can be leveraged by our loyalty program partners in advance of an economic recovery to drive additional revenues and cash flow.

Outlook and Long-Term Goals

As previously disclosed, given the uncertainty surrounding the pandemic, we suspended our full year 2020 outlook and our long term goals for 2022. For additional information on the impacts of the COVID-19 pandemic, see "Updates to Risks and Uncertainties."

Loyalty Currency Retailing

Total revenue for Loyalty Currency Retailing was $36,165 for the quarter ended September 30, 2020, a decrease of 62% compared to the prior year quarter and a decrease of 9% compared to the second quarter of 2020. Gross profit for the third quarter of 2020 was $4,644, a decrease of 61% relative to the prior year quarter and a decrease of 22% compared to the second quarter of 2020.

In line with our consolidated performance, both revenue and gross profit in the Loyalty Currency Retailing segment were adversely impacted by the COVID-19 pandemic. Transactional declines were most significant with our principal partners, as we experienced a year-over-year decrease in principal revenue of $58,065 or 63%. Other partner revenue decreased $1,447 or 34% on a year-over-year basis.

Before the COVID-19 pandemic, approximately 35% of transactional activity in Loyalty Currency Retailing was tied to an immediate redemption. This type of transaction volume has experienced a significant decline due to the impact of COVID-19 and the broader travel restrictions that resulted and persisted throughout the second and third quarters of 2020. Approximately 65% of pre-COVID-19 transactional activity in Loyalty Currency Retailing was generated from marketing campaigns where the purchase of loyalty currency was not tied to an immediate redemption. While this component has also experienced a significant decline in transaction volumes due to COVID-19, it has been the primary driver of our financial performance in both the second and third quarters of 2020 and now represents a much higher proportion of our activity in Loyalty Currency Retailing.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Before the COVID-19 pandemic, our monthly and quarterly results in Loyalty Currency Retailing could fluctuate significantly period to period depending on the timing, richness, and number of marketing campaigns. Fluctuations in revenue and gross profit generated by such activity has been exacerbated by the COVID-19 pandemic, as transaction volumes generated by these campaigns have varied considerably. The declines in revenue and gross profit in the third quarter of 2020 relative to the second quarter of 2020 were largely a reflection of this variability and unpredictability.  While we have had some marketing campaigns in the second and third quarter of 2020 generate transaction volumes that were similar to the levels we would have experienced before the pandemic, most campaigns have been significantly lower than what we would have experienced before the pandemic. We expect this variability to continue throughout the fourth quarter of 2020 as partner communications and consumer behaviour evolves.

Direct adjusted operating expenses in the third quarter of 2020 decreased 36% to $2,312 compared to the same period in 2019, primarily due to cost saving measures we implemented at the beginning of the pandemic and the impact of the CEWS program recognized during the quarter. Contribution for the third quarter of 2020 was $2,332, a decrease of 72% over the prior year period.

From a partnership perspective, we continued to expand existing partnerships by deploying new services into market. First, we expanded our relationship with Alaska Mileage Plan, launching our new Accelerate Anything service in the third quarter. Mileage Plan members can now boost almost any of their prior earnings, including miles earned on credit card spend, retail and lifestyle earns, and travel related spend. After the third quarter of 2020, we launched a new Subscription service with United Airlines, allowing select Mileage Plus members the opportunity to subscribe to a monthly buy miles plan.  Additionally, we launched our Transfer and Reinstate services for Air Canada's new Aeroplan program, expanding on the Buy service we launched with them in the first quarter of 2020.

We also entered into new loyalty program partnerships by leveraging our strategic relationship with Amadeus. During the third quarter of 2020, we signed a new contract with Ethiopian Airlines to take over the existing Buy, Gift and Transfer services currently managed by Amadeus. In addition, just after the  third quarter of 2020 and in concert with Amadeus, we entered into a new joint partnership with Caribbean Miles, the loyalty program for Caribbean Airlines. Through a single integration between our LCP and Amadeus' Loyalty Management solutions, Caribbean Miles members can now buy miles to boost their own balance, transfer miles, or gift miles to family and friends.

Platform Partners

Total revenue for the Platform Partners segment was $1,045 for the quarter ended September 30, 2020, down 41% from the comparable prior year period and down 4% from the second quarter of 2020. Similarly, gross profit in the third quarter of 2020 was $850, a decrease of 48% from the prior year period and a decrease of 13% from the second quarter of 2020. Since mid-March 2020, revenue and gross profit in Platform Partners have been adversely impacted by the COVID-19 pandemic, as we experienced reduced transaction volumes throughout the second and third quarters. Approximately 55% of gross profit generated in the third quarter of 2020 was from fixed fees, with the remainder of gross profit generated on a transaction basis.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Direct adjusted operating expenses attributable to the segment were $411 in the third quarter of 2020, a decrease of 57% compared to the prior year quarter, largely due to a reduction in discretionary spending that commenced at the beginning of the pandemic combined with the impact of the payroll funding received from the CEWS program. The Platform Partners segment generated contribution of $439 in the third quarter of 2020, a decrease of 34% on a year-over-year basis, largely a reflection of lower gross profit generated during the quarter resulting from the impact of COVID-19.

In the third quarter of 2020, we launched a new program between GetYourGuide, a leading marketplace for tour guides and excursions, and Alaska Airlines' Mileage Plan. Users can now earn miles when they shop at GetYourGuide. Just after the third quarter of 2020, we expanded our partnership with Delta Airlines with the launch of Delta Choice, a state of the art customer service program that enables customer service agents to better serve their members and improve customer experience and satisfaction. Lastly, we launched a new capability with Chase Bank Ultimate Rewards that allows cardholders to double their points when they transfer bank-branded points into select travel program rewards currencies.

Points Travel

Total revenue in the Points Travel segment in the third quarter of 2020 was $239, a decrease of 56% from the prior year period.  Similarly, gross profit in the third quarter of 2020 was $210, a decrease of 61% over the third quarter of 2019.  The year-over-year declines in revenue and gross profit were due to the impact of COVID-19, as global travel restrictions had a significant adverse impact on hotel bookings and car rentals during the third quarter. Of our three operating segments, Points Travel was the most significantly impacted by the COVID-19 pandemic.

Beginning in the second half of March, we experienced a significant decline in booking volumes combined with increasing cancellation rates as COVID-19 spread and travel restrictions around the world tightened more broadly. Throughout April and May, the number of daily hotel and car bookings were significantly below pre-COVID levels, with the number of daily cancellations often exceeding new bookings. In June, transaction trends started to slowly improve, with increases to daily bookings and cancellation rates slowly decreasing. The trend continued into the third quarter of 2020, with daily bookings generally increasing and cancellation rates generally decreasing relative to the second quarter of 2020. As a result, gross profit generated in the third quarter of 2020 represented a quarter-over-quarter increase of over 500% from the second quarter of 2020, albeit off a small base of $33.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Direct adjusted operating expenses for the quarter ended September 30, 2020 were $998, a decrease of 41% over the comparable prior year quarter. The primary drivers of the decrease were the impact of the CEWS program recognized during the quarter combined with cost saving measures we implemented at the beginning of the pandemic. Points Travel generated a contribution loss of $788 in the third quarter of 2020, a 32% improvement over the prior year quarter. The improvement in contribution was the result of reduced direct adjusted operating expenses during the quarter, which more than offset the decrease in gross profit.

REVIEW OF CONSOLIDATED PERFORMANCE

Revenue, Gross Profit, and Gross Margin

Consolidated revenue for the three months ended September 30, 2020 was $37,449, a decrease of $60,548 or 62% over the comparable prior year period. Consolidated revenue for the nine month period ended September 30, 2020 was $161,029, a decrease of $133,141 or 45% over the nine month period ended September 30, 2019. The year-over-year decrease in consolidated revenue in both periods was primarily driven by a decline in principal revenue, which decreased 63% and 47% in the three and nine month periods ended September 30, 2020, respectively. The decreases in principal revenue reflected reduced transaction volumes from principal partners in the Loyalty Currency Retailing segment that were adversely impacted by the affects of the COVID-19 pandemic. Other partner revenue in the third quarter of 2020 decreased $2,490 or 42% on a year-over-year basis, primarily due to declines from all three operating segments. For the nine months ended September 30, 2020, Other partner revenue decreased 14% relative to the prior year period, primarily due to decreased transaction activity in the Platform Partners and Points Travel segments.

For the third quarter of 2020, consolidated gross profit was $5,704, a decrease of 59% over the comparable prior year period. Consolidated gross profit for the nine months ended September 30, 2020 was $26,519, a decrease of $21,347 or 45% from the comparable prior year period. Similar to the reduction in consolidated revenue, the decline in gross profit in both periods was due to the impact of COVID-19, which had a significant adverse impact on all three lines of business beginning in the second half of March and continuing through the third quarter of 2020.

Gross profit in the nine months ended September 30, 2019 included a tax rebate of $6,027 related to prior years. We believe it is appropriate to exclude the impact of this tax rebate when assessing our performance. Excluding the impact of the tax rebate related to prior years, gross profit for the nine month period ended September 30, 2019 was $41,839. On this basis, the year-over-year decline in gross profit for the nine months ended September 30, 2020 was 37%, largely the result of the impact of the COVID-19 pandemic on transactions levels across all three operating segments.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2020, gross margin was 15% and 16%, respectively. For the three and nine months ended September 30, 2019, gross margin was 14% and 16%, respectively. Excluding the impact of a tax rebate related to prior years, gross margin for the nine months ended September 30, 2019 was 14%. The slight increase in gross margin in 2020 was largely due to the relative mix of product and partner revenues during the third quarter of 2020 in the Loyalty Currency Retailing segment, with Principal revenue declining more than Other partner revenue.

Total Operating Expenses and Adjusted Operating Expenses

For the third quarter of 2020, we incurred consolidated total operating expenses of $8,838, a decrease of $3,599 or 29% over the comparable prior year period. For the nine months ended September 30, 2020, consolidated total operating expenses were $31,849, a decrease of $3,770 or 11% over the comparable prior year period. The decrease over both prior year periods was largely due to the impact of the CEWS program, which was recorded as a reduction to employment expenses of $1,835 and $4,108, respectively, during the third quarter of 2020 and year-to-date, and expense management measures implemented at the beginning of the pandemic which limited discretionary spending. These two items more than offset the impairment charges of $1,798 related to the Points Travel cash generating unit ("CGU") recorded in the second quarter of 2020, and expenses associated with the additional resources we hired throughout 2019 and the start of 2020.

For the third quarter of 2020, consolidated adjusted operating expenses were $6,856, a decrease of $3,003 or 30% compared to the prior year period. For the nine months ended September 30, 2020, consolidated adjusted operating expenses were $24,013, a decrease of $4,277 or 15% on a year-over-year basis. The decrease in both periods was primarily due to the aforementioned impact of the CEWS program in the second and third quarter of 2020 and expense management measures implemented at the beginning of the pandemic, which more than offset expenses associated with the addition of resources over the last 12 months.

Finance income

Finance income is derived from interest earned on cash and cash equivalents.  Finance income for the third quarter of 2020 was $27, a decrease of 87% over the prior year quarter. For the nine months ended September 30, 2020, finance income was $273, a decrease of 62% over the comparable prior year period. The year-over-year decrease in both periods was primarily due to a decline in both short-term interest rates since the beginning of the COVID-19 pandemic and cash held in interest bearing accounts.

Adjusted EBITDA and Effective Margin

Adjusted EBITDA in the third quarter of 2020 was a loss of $1,125, a decrease of $5,522 or 126% over the third quarter of 2019. For the nine months ended September 30, 2020, Adjusted EBITDA was $2,779, a decrease of $11,497 or 81% over the comparable prior year period. The decrease in Adjusted EBITDA in both periods was largely due to the decline in gross profit, as COVID-19 had a significant adverse impact on transaction levels across all three operating segments since the second half of March 2020. The reduction in Adjusted EBITDA adversely impacted effective margin. In the three month period ended September 30, 2020, effective margin was negative 20%.  In the nine month period ended September 30, 2020, effective margin was 10%.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Equity-settled share-based payment expense

We incur certain employment related expenses that are settled in equity-based instruments. During the third quarter of 2020, equity-settled share-based payment expense was $987, a decrease of 17% compared to the prior year quarter. For the nine months ended September 30, 2020, equity-settled share-based payment expense was $2,653, a decrease of 25% compared to the comparable prior year period. The decline in both periods was due to reduced expenses related to performance-based stock options during the year, as the impact of COVID-19 deferred the expected achievement of performance thresholds which impact vesting and ultimate expense recognition. RSU expenses also declined compared to the prior year quarter due to a decrease in expected employee incentives.

Depreciation and amortization

For the third quarter of 2020, depreciation and amortization expense was $1,173, an increase of 4% or $42 compared to the prior year quarter. For the nine month period ended September 30, 2020, depreciation and amortization expense was $3,681, an increase of 8% or $282 over the comparable prior year period. The increase in both periods was mainly due to the addition of assets over the last 12 months.

Foreign exchange gain/loss

We are exposed to Foreign Exchange ("FX") risk as a result of transactions in currencies other than our main functional currency, the US dollar. Unrealized FX gains and losses arise from the revaluation of our balance sheet at the period end rate and realized FX gains and losses arise from the settlement of non-US dollar transactions. We hold balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payable and accrued liabilities and deposits) that give rise to exposure to FX risk.

The majority of our revenues in the third quarter of 2020 were transacted in US dollars. We also generate revenues in EUROs, British Pounds, and other currencies. The direct cost of revenue is primarily denominated in the same currency as the revenue earned, minimizing the FX exposure related to these currencies. Operating expenses are incurred predominantly in Canadian dollars, exposing us to FX risk.  We enter into FX forward contracts to mitigate our exposure to the Canadian dollar.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2020, we recorded a foreign exchange gain of $178 compared with a foreign exchange loss of $254 in the comparable prior year period. For the nine months ended September 30, 2020, we recorded a foreign exchange gain of $296 compared with a foreign exchange loss of $408 in the comparable prior year period. Foreign exchange gains and losses fluctuate from period to period due to movements in foreign currency rates.

Impairment charges

The outbreak of COVID-19 has had a significant negative impact on our transactional volumes and revenue and gross profit. In particular, the Points Travel segment experienced the largest negative impact. As at June 30, 2020, it was determined that the recoverable amount for the Points Travel CGU was lower than the carrying amount. As a result, we recorded an impairment charge of $1,798 in the second quarter of 2020 attributable to this operating segment, including the write-down of goodwill of $1,449, right-of-use assets of $150, prepaid expenses and other assets of $172 and intangible assets of $27. The primary cause for the impairment was the severe downturn in the travel industry as a result of the COVID-19 pandemic, operating results during the second quarter that were lower than expectations, and updated travel industry forecasts that projected a longer recovery period than what was originally expected at the beginning of the pandemic. The non-cash impairment charge is not expected to have an impact on our liquidity, cash flows from operating activities, or our compliance with debt covenants.

Income tax expense

We are subject to income tax in multiple jurisdictions and assess our taxable income to ensure eligible tax deductions are fully utilized. For the third quarter of 2020 and year-to-date, we recorded income tax recovery of $863 and $974, respectively, compared to income tax expense of $670 and $3,680 in the comparable prior year periods. The changes were primarily attributable to a decline in income before tax.

Finance costs

Finance costs mainly consist of interest expense related to lease liabilities and borrowing costs on the drawn portion of our credit facility. Finance costs for the three months ended September 30, 2020 were $223 compared to $51 for prior year quarter. For the nine months ended September 30, 2020, finance costs were $591, an increase of $428 over the comparable prior year period. The increase in both periods was due to interest charges related to the drawdown on our credit facility in March 2020.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Net (loss) income and (loss) earnings per share

	For the three months ended
(In thousands of US dollars, except per share amounts) (Unaudited)	Sept 30, 2020	Sept 30, 2019	$ Variance	% Variance
Net (loss) income	$(2,467)	$1,098	$(3,565)	(325%)
(Loss) Earnings per share
Basic	$(0.19)	$0.08	$(0.27)	(338%)
Diluted	$(0.19)	$0.08	$(0.27)	(338%)

	For the nine months ended
(In thousands of US dollars, except per share amounts) (Unaudited)	Sept 30, 2020	Sept 30, 2019	$ Variance	% Variance
Net (loss) income	$(4,674)	$9,131	$(13,805)	(151%)
(Loss) Earnings per share
Basic	$(0.35)	$0.66	$(1.01)	(153%)
Diluted	$(0.35)	$0.66	$(1.01)	(153%)

Net loss for the three and nine month period ended September 30, 2020 was $2,467 and $4,674, respectively, compared to net income of $1,098 and $9,131 in the comparable prior year periods. The decline in net income for the nine month period ended September 30, 2020 was primarily due to a tax rebate related to prior years that was recorded in the second quarter of 2019, the Points Travel CGU impairment charge in the second quarter of 2020 and the year-over-year decrease in gross profit, partially offset by decreased total operating expenses relative to the prior year period.  Excluding the impact of the tax rebate related to prior years, net income for the nine month period ended September 30, 2019 was $4,701.

Basic and diluted loss per share was $0.19 for the three month period ended September 30, 2020 compared to basic and diluted earnings of $0.08 for the same period ended 2019. Basic and diluted loss per share was $0.35 for the nine month period ended September 30, 2020 compared to basic and diluted earnings of $0.66 for the same period ended 2019. Excluding the impact of the tax rebate related to prior years, basic and diluted earnings per share was $0.34 for the nine month period ended September 30, 2019.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at
(In thousands of US dollars) (unaudited)	Sept 30, 2020	Dec 31, 2019	$ Variance	% Variance
Cash and cash equivalents	$64,016	$69,965	$(5,949)	(9%)
Cash held in trust	640	2,534	(1,894)	(75%)
Funds receivable from payment processors	3,584	14,302	(10,718)	(75%)
Total funds available	$68,240	$86,801	$(18,561)	(21%)

Our sources of liquidity are primarily our total funds available, cash provided from operating activities, and any borrowings we may have under our credit facility. Total funds available, which we calculate as cash and cash equivalents, funds receivable from payment processors and cash held in trust, was $68,240 as at September 30, 2020. Total funds available can fluctuate between periods due to changes in working capital balances, the timing of promotional activity and partner payments, and the timing of receipts from our payment processors. In March 2020, we drew down a total of $40.0 million from our $50.0 million senior secured credit facility. We repaid $5.0 million on our credit facility in the second quarter of 2020 and repaid an additional $5.0 million in the third quarter of 2020, reducing the balance down to $30.0 million as of September 30, 2020.

Historically, we have been able to generate sufficient cash through normal course operations to fund capital expenditure needs, current operating and working capital requirements, purchases of shares under our NCIB and purchases of shares held in trust for future settlement of share units. Our ability to generate sufficient cash flows and/or obtain additional sources of funding may be affected by the risks and uncertainties discussed within this MD&A.

As a result of the COVID-19 pandemic, we took certain actions to strengthen our balance sheet and increase our overall liquidity. These actions include, but are not limited to the following:

  Suspended future share buyback activity under our NCIB.
  Paused funding of our RSU plan. As at September 30, 2020, we currently have sufficient RSUs in trust to satisfy future settlements of outstanding RSUs, net of tax, that are scheduled to vest during the remainder of 2020 and the full year 2021.
  Reduced or suspended capital expenditures.
  Took advantage of tax relief packages in the jurisdictions in which we operate, including the deferral of monthly tax instalments in Canada and Singapore.

Based on our present understanding of the COVID-19 pandemic, projections for the pandemic put out by various institutions, governments, agencies, and our internal scenario planning, we believe that we have sufficient liquidity to operate under various recovery scenarios. Under our credit facility, we have various financial and other covenants that we are required to maintain, including a maximum debt to Adjusted EBITDA ratio and a minimum fixed charge coverage ratio. We were compliant with all covenants as at September 30, 2020. The duration and the impact of the COVID-19 pandemic on our future financial performance remains unknown. Based on certain forecast scenarios for the next 12 months, it is possible we could breach a covenant with our current borrowing levels. If we expect to be unable to maintain compliance with such covenants in future periods, we would seek to obtain an amendment or waiver from our lenders, refinance our credit facility, or repay all or some of the outstanding balance of the credit facility within the next 12 months to avoid a potential breach.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

During the third quarter of 2020, we renewed our NCIB program. While we are currently not active in the market and do not intend to be in the near term, the renewal positions us to initiate activity if and when we have better visibility on the shape and timing of recovery from the COVID-19 pandemic.

Sources and Uses of Cash

	For the three months ended
(In thousands of US dollars) (Unaudited)	Sept 30, 2020	Sept 30, 2019	$ Variance	% Variance
Operating activities	$(27,944)	$804	$(28,748)	(3,576%)
Investing activities	(568)	(191)	(377)	197%
Financing activities	(5,316)	(5,133)	(183)	4%
Effects of exchange rates	(747)	545	(1,292)	(237%)
Change in cash and cash equivalents	$(34,575)	$(3,975)	$(30,600)	770%

	For the nine months ended
(In thousands of US dollars) (Unaudited)	Sept 30, 2020	Sept 30, 2019	$ Variance	% Variance
Operating activities	$(30,799)	$1,269	$(32,068)	(2,527%)
Investing activities	(2,012)	(1,398)	(614)	44%
Financing activities	26,892	(15,311)	42,203	(276%)
Effects of exchange rates	(30)	635	(665)	(105%)
Change in cash and cash equivalents	$(5,949)	$(14,805)	$8,856	(60%)

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services we offer and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities may vary significantly between periods due to changes in working capital balances and the timing of our promotional activity. Cash flows used in operating activities were $27,944 for the third quarter of 2020, compared to cash flows provided by operating activities of $804 in the comparable prior year quarter, a decrease of $28,748. The decrease was mainly due to the impact of lower sales activity in the third quarter of 2020 relative to the prior year period and the impact on working capital, partially offset by the receipts under the CEWS program of $597 during the third quarter of 2020. In the prior year nine month period, cash flows provided by operating activities were impacted by the receivable of the tax rebate related to prior years of $6,027, which was accepted by the relevant tax authorities in the second quarter of 2019.  This tax rebate was ultimately collected in the first quarter of 2020.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Investing Activities

Cash flows used in investing activities during the quarter ended September 30, 2020 was $568, an increase of $377 over the prior year quarter. Investing activities during the quarter primarily consisted of internally developed intangible assets, including development efforts focused on creating new capabilities to our existing products and services.

Financing Activities

Cash flows used in financing activities during the quarter ended September 30, 2020 was $5,316, which primarily consisted of a $5,000 repayment on our credit facility and the payment of our lease obligations during the quarter. Cash flows used in financing activities in the prior year quarter of $5,133 primarily related to the repurchase of 212,695 shares for cancellation under our NCIB program in the amount of $2,473 and $2,176 of cash used to acquire shares that are held in trust for future RSU settlements.

For the nine months ended September 30, 2020, cash flows provided by financing activities were $26,892, which included a draw down of $40,000 from our previously undrawn senior secured credit facility in March 2020 and the subsequent repayments of $5,000 in each of the second and third quarter of 2020. Financing activities for the nine months ended September 30, 2020 also reflect the repurchase of 67,483 common shares for cancellation under our NCIB for $1,042 and withholding taxes paid on the net settlement of RSUs of $1,182. As a result of the COVID-19 pandemic, we took measures in the second half of March 2020 to suspend future share buyback activity under our NCIB and pause funding of our RSU plan. Financing activities in the nine months ended September 30, 2020 also reflect the payment of lease obligations of $951.

Contractual Obligations and Commitments

(In thousands of US dollars) (unaudited)	Total	Year 1	Year 2	Year 3	Year 4	Year 5+
Direct cost of revenue(1)(2)	$511,568	$40,004	$161,380	$130,679	$130,116	$49,389

(1) For certain loyalty partners, we guarantee a minimum level of points/miles purchases for each contract year, over the duration of the contract term with the loyalty partner.  We evaluate each guarantee at each reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.

(2) The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the disclosure above.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Our principal revenue obligations represent contractual commitments on the minimum value of transactions processed over the term of our agreements with certain loyalty program partners in our Loyalty Currency Retailing segment. Under this type of guarantee, in the event that the sale of loyalty program currencies is less than the guaranteed amounts, we would be obligated to purchase additional miles or points from the loyalty program partner equal to the value of the revenue commitment shortfall. We fund our principal revenue obligations through working capital.

While the COVID-19 pandemic is likely to have a significant adverse impact on our ability to meet the minimum value of transactions we have committed to in certain contracts in the Loyalty Currency Retailing segment, at this time, we do not believe there will be a significant impact on our liquidity in the event where revenue guarantees are not met due to certain contractual provisions in our contracts. However, this may change depending on the length, severity and potential outcomes of the COVID-19 pandemic, and we will continue to monitor business performance in the context of these commitments.

Financial Instruments

We have customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in FX exchange rates. We are primarily exposed to the Canadian dollar, the EURO and the British Pound. Revenues earned from our partners based in Canada are contracted in and paid in Canadian dollars. We use these funds to fund the Canadian operating expenses thereby reducing our exposure to foreign currency fluctuations. As part of our risk management strategy, we enter into FX forward contracts extending out to approximately one year to reduce the FX risk with respect to Canadian dollar denominated disbursements. These contracts have been designated as cash flow hedges. We do not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative's gain or loss is recognized in net income. For the third quarter of 2020, we reclassified a loss of $58, net of tax, from other comprehensive income into net income (2019 - a loss of $86 net of tax). On a year-to-date basis, we reclassified a loss of $322, net of tax, from other comprehensive income into net income (2019 - a loss of $386, net of tax). The cash flow hedges were effective for accounting purposes during the quarter ended September 30, 2020. Realized losses from our hedging activities in the three and nine months ended September 30, 2020 were driven by the changes in the relative strength of the US dollar compared to the Canadian dollar.

As at September 30, 2020, forward contracts with a notional value of $20,780, and in a net liability position of $57 (December 31, 2019 - $228 in a net asset position), with settlement dates extending to September 2021, have been designated as cash flow hedges for hedge accounting treatment under IFRS 9, Financial Instruments. These contracts are intended to reduce the FX risk with respect to anticipated Canadian dollar denominated expenses.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 23,956 shares.

Securities with Near-Term Expiry Dates - Outstanding Amounts as at the date of this MD&A:

Security Type	Date of Expiry	Number	Exercise Price (CAD$)
Option	March 10, 2021	14,570	$ 9.89
Option	May 12, 2021	5,333	$12.14
Option	August 22, 2021	4,053	$10.54
Total		23,956

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

BALANCE SHEET

(In thousands of US dollars) (unaudited)
Consolidated Balance Sheet Data as at	Sept 30, 2020	Dec 31, 2019
Cash and cash equivalents	$64,016	$69,965
Cash held in trust	640	2,534
Funds receivable from payment processors	3,584	14,302
Accounts receivable	8,721	21,864
Prepaid taxes	622	194
Prepaid expenses and other assets	1,846	2,153
Total current assets	$79,429	$111,012
Property and equipment	1,712	2,371
Right-of-use assets	2,071	3,060
Intangible assets	12,608	12,806
Goodwill	5,681	7,130
Deferred tax assets	3,017	2,105
Other assets	213	216
Total non-current assets	$25,302	$27,688
Total assets	$104,731	$138,700

Accounts payable and accrued liabilities	$4,713	$13,766
Income taxes payable	411	2,326
Payable to loyalty program partners	30,246	78,270
Current portion of lease liabilities	1,153	1,323
Current portion of other liabilities	1,018	797
Total current liabilities	$37,541	$96,482

Long term debt	30,000	-
Lease liabilities	1,336	2,209
Other liabilities	67	95
Deferred tax liabilities	986	722
Total non-current liabilities	$32,389	$3,026
Total shareholders' equity	$34,801	$39,192
Total liabilities and shareholders' equity	$104,731	$138,700

Cash and cash equivalents

Cash and cash equivalents decreased $5,949 as at September 30, 2020 compared to the end of 2019. The decrease in cash and cash equivalents was largely due to a decrease in cash sales, partially offset by the draw down of $30,000 of funds from our senior secured credit facility.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash held in trust

Cash held in trust as at September 30, 2020 was $640, a decrease of $1,894 compared to the end of 2019, mainly due to the decline in transactional volumes in the Points Travel segment as a result of the COVID-19 pandemic.

Funds receivable from payment processors

Funds receivable from payment processors represents the gross value of retail transactions, or gross sales, charged to and paid by end consumers that are held with our payment processors. On average, cash collected from end consumers is typically deposited into our bank accounts by our payment processors two days from the date of sale.  This balance decreased $10,718 compared to the end of 2019, which is largely attributable to the volume of sales activity at the end of the third quarter of 2020 relative to the end of 2019, as well as the timing of receipts from our payment processors. In general, this balance can vary significantly depending on the timing and richness of promotional activity at the end of a given period. Generally, if the end of a period contains a high level of promotional activity, the receivable from payment processors balance will be higher relative to a period with lower promotional activity at the end of a period.  For the period ended September 30, 2020, the decrease in this balance was primarily driven by the adverse impact of the COVID-19 pandemic on sales activity.

Accounts receivable

Accounts receivable decreased $13,143 compared to the end of 2019. The decrease was primarily due to the receipt of funds in the first quarter of 2020 related to a tax rebate that was accepted by the relevant tax authorities in the second quarter of 2019, and to a lesser extent, lower receivables from certain loyalty programs and platform partners in our Points Travel and Platform Partners segments due to lower transactional activity.

Right-of-use assets

Right-of-use assets decreased by $989 compared to the end of 2019 due to depreciation and impairment of the Points Travel CGU in the second quarter of 2020.

Deferred tax assets

Deferred tax assets was $3,017 as at September 30, 2020, an increase of $912 compared to the end of 2019. The majority of this balance related to losses which we expect to use in the future.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities decreased $9,053 compared to the end of 2019. The decrease was primarily due to lower payable balances with certain products due to reduced transaction volumes, the payment of consulting fees and other trade payables, payment of our annual employee incentive in the first quarter of 2020 and the timing of payments.

Long term debt

Long term debt represents the outstanding balance on the senior secured revolving credit facility. As at September 30, 2020, $30,000 was drawn on the senior secured credit facility (2019 - nil).

Lease liabilities

The current and non-current portion of lease liabilities decreased by $170 and $873, respectively, compared to the end of 2019. The decline was mainly due to lease payments made during 2020.

Income taxes payable

Income taxes payable decreased by $1,915 compared to the end of 2019, due to the timing of corporate income tax instalments made to tax authorities, offset by the 2020 tax provision.

Payable to loyalty program partners

Payable to loyalty program partners decreased $48,024 compared to the end of 2019.  Fluctuations in payable to loyalty program partners is generally attributable to the timing of payments made to loyalty program partners and the timing of sales activity in the previous month. On average, we remit funds to loyalty program partners for monthly sales activity approximately 30 days after the end of the month. For the period ended September 30, 2020, the decrease in this balance was primarily driven by the impact of COVID-19 and its adverse impact on sales activity.

OUTSTANDING SHARE DATA

As of November 11, 2020, there were 13,227,407 common shares outstanding.

As of November 11, 2020, there were 1,113,556 outstanding options. The options have exercise prices ranging from $9.89 CAD to $19.37 CAD with a weighted average exercise price of $14.49 CAD. The expiration dates of the options range up to December 23, 2025.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table lists the common shares issued and outstanding as at November 11, 2020 and the securities that are currently convertible into or exercisable for common shares along with the maximum number of common shares issuable on conversion or exercise.

(Unaudited)	Common Shares	Proceeds
Common Shares Issued & Outstanding	13,227,407
Potentially Issuable: Share options	1,113,556	CAD$ 16,131,727
Common Shares Issued & Potentially Issuable	14,340,963	CAD$ 16,131,727
Securities Excluded from Calculation: Options Available for grant from ESOP(1)	416,304

(1) "ESOP" is defined as the Employee Share Option Plan. The number of options available for grant is calculated as the total share option pool less the number of outstanding share options.

THREE YEAR SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts) (Unaudited)
Three month period ended	Total Revenue	Net (loss) income	Basic (loss) earnings per share	Diluted (loss) earnings per share
September 30, 2020	$37,449	$(2,467)	$(0.19)	$(0.19)
June 30, 2020	40,907	(3,325)	(0.25)	(0.25)
March 31, 2020	82,673	1,118	0.08	0.08
December 31, 2019	107,007	2,758	0.21	0.20
September 30, 2019	97,997	1,098	0.08	0.08
June 30, 2019	100,230	6,276	0.46	0.45
March 31, 2019	95,943	1,757	0.13	0.12
December 31, 2018	94,918	2,246	0.16	0.16
September 30, 2018	94,358	1,476	0.10	0.10
June 30, 2018	97,859	1,812	0.12	0.12
March 31, 2018	89,110	2,258	0.16	0.16
December 31, 2017	88,133	1,191	0.08	0.08

Generally, increases in transaction levels, revenues and gross profit will drive higher overall profitability. Our revenues are primarily impacted by retaining loyalty program partners and growing the performance of products deployed with these partners, adding new loyalty program partners, and cross-selling new products to existing loyalty program partners during the year. In the absence of launching any new loyalty program partners or new products, quarterly revenues will be impacted by the level of marketing and promotional activity carried out, which will vary quarter to quarter.

Historically, we have been able to consistently grow revenue by adding new loyalty program partnerships year after year. In addition, we have been able to grow revenues with existing partnerships year-over-year by improving our ability to consume loyalty data across the LCP to drive and inform our marketing efforts. Revenue growth has also come from our ability to sell additional loyalty products and services to existing partners. In 2020, this trend has been reversed due to the adverse impact of the COVID-19 pandemic.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Dependence on loyalty program partners

We depend on a limited number of large clients for a significant portion of our consolidated revenue. For the three and nine month periods ended September 30, 2020, there were four loyalty program partners and three loyalty program partners, respectively (2019 - three and three), for which sales to their members individually represented more than 10% of our total revenue.  In aggregate, sales to these partners represented 75% and 66% of our consolidated revenues for the three and nine month periods ended September 30, 2020, respectively (2019 - 72% and 71%).  A decrease in revenue or gross profit from these partner relationships for any reason, including a fundamental change in their loyalty program, a change in contractual pricing, a significant shift in their redemption chart, or a decision to no longer outsource some or all of the products and services we provide, could have a material adverse effect on our consolidated revenue. As it relates to the LCR services we operate for these partners, we act as principal where revenues are recognized on a gross basis. We believe gross profit is a more relevant metric to assess our partner concentration, as it represents the amount of revenues that are available to fund expenses and the economics we earn from our commercial arrangements with our loyalty program partners. For the third quarter of 2020 and year-to-date, gross profit generated through commercial arrangements with 12 loyalty program partners represented approximately 80% of our consolidated gross profit.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

For our accounting policies and critical accounting estimates and judgments, refer to our MD&A and audited annual consolidated financial statements for the year ended December 31, 2019. The preparation of the consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"), requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. Significant changes in these assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results may differ from these estimates.

During the third quarter of 2020, we considered whether the declines in revenue and gross profit, and reduced cash flow projections as a result of COVID-19 were indicators that the goodwill and indefinite life intangible assets may be impaired. We assessed qualitatively the recoverable amount of our CGUs as at September 30, 2020. Based on facts and circumstances present as at September 30, 2020, it was concluded that there was no impairment for the Loyalty Currency Retailing CGU and the Platform Partners CGU. Based on facts and circumstances present as at June 30, 2020, we performed a quantitative assessment on the recoverable amount of the Points Travel CGU and recorded an impairment charge of $1,798 in the second quarter of 2020.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

The duration and impact of the COVID-19 pandemic remains unknown.  Some of the key assumptions used in the impairment assessment, including cash flow projections, discount rates, and terminal growth rates may change in future periods.  Given the high degree of uncertainty associated with the impact of COVID-19, management used multiple, probability weighted cash flow projections in determining the recoverable amount for the Points Travel CGU.

NEW STANDARDS ADOPTED IN 2020

The following amendments to IFRS are effective from January 1, 2020, but they do not have a material impact on our condensed consolidated interim financial statements:

● IAS 1, Presentation of Financial Statements; and

● IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

UPDATES TO RISKS AND UNCERTAINTIES

Our results of operations and financial condition are subject to a number of risks and uncertainties and are affected by a number of factors outside of the control of management. In particular, reference should be made to the risk factors and information disclosed in our most recent annual MD&A which are expressly incorporated by reference.

In addition, we have provided below certain updates to the risk factors disclosed in our most recent annual MD&A. Although our annual MD&A provides a description of the major risks and uncertainties that could materially affect our business, in light of the rapid development of the COVID-19 pandemic, we believe it is prudent to provide an update on how certain previously disclosed risks and uncertainties that face our business have been crystallized (or could potentially be crystallized) as a result the COVID-19 pandemic. The discussion below should be read in conjunction with the risk factors and information disclosed in our most recent annual MD&A.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

The COVID-19 pandemic and related measures to mitigate it are likely to continue having a significant adverse impact on our business. The length, severity and potential outcomes of the pandemic are currently uncertain. The longer the pandemic persists and continues to result in a decline in travel activity or demand for travel, the more material the effects of the pandemic are likely to be on our business.

Our financial results and prospects are predominantly dependent on the sale or redemption of loyalty currency associated with travel related loyalty programs. The rapid spread of COVID-19 has had a significant adverse impact on the demand and availability of air travel and hospitality services. The ability of our loyalty program partners to continue to drive commercial activity to their businesses has been materially impacted, and the value and overall popularity of their loyalty programs may decline significantly or suffer long-term, which could materially impact our ability to generate ongoing revenue from related loyalty transactions.

At this time, we are unable to predict whether the COVID-19 pandemic will result in permanent changes to our customers' and our loyalty program partners' customers behavior. Such changes could include, but are not limited to, a permanent reduction in business travel due to the increased use of teleconferencing services, and more broadly a general reluctance by consumers to travel for leisure purposes. It is also difficult to predict how loyalty programs will change in the future in response to the COVID-19 pandemic and its impacts on the global travel industry. Such changes could include, but are not limited to, a change in loyalty program structures, changes in earn rates and redemption tables, and changes to tier status requirements. There can also be no assurance that the popularity of loyalty programs will remain when and if the travel industry recovers from the COVID-19 pandemic. A change in consumer tastes towards travel and loyalty programs may have a material adverse impact on our ability to generate ongoing revenue from transactions.

Many of our loyalty program partners have significant amounts of fixed obligations and have or are seeking significant new capital, debt or government assistance in the short term to sustain operations throughout the COVID-19 pandemic. There can be no assurance our partners will have sufficient liquidity to sustain operations throughout the duration of the COVID-19 pandemic.

The impact of the COVID-19 pandemic has caused many of our loyalty program partners in the travel industry to seek significant amounts of additional liquidity in the short-term, including the issuance of debt and equity. Depending on the length and severity of the COVID-19 pandemic, our loyalty program partners' cash flow from operations and available capital may be insufficient to meet their obligations and commitments, which could cause them to cease operations or become insolvent. There can be no assurance that our loyalty program partners will be able to sustain operations in the future, which could lead to the loss of loyalty program partnerships, revenue and gross profit, which could have a material adverse impact on our financial performance and financial condition.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

We depend on a limited number of partners for a significant portion of our consolidated revenue. Depending on the impact of the COVID-19 pandemic on these loyalty program partners, in the event that these partners cease operations or become insolvent, it could have a material adverse effect on our financial performance and financial condition.

We rely on contractual relationships with loyalty program partners that are subject to termination and renegotiation.

We generally enter into multi-year contracts with our loyalty program partners. Our contracts also generally include a force majeure clause.  If such clauses are invoked by us or our loyalty program partners as a result of the COVID-19 pandemic, and the force majeure event extends for a significant amount of time, the invocation of such clauses may give rise to a termination right under the contract. The exercise of such termination rights by certain loyalty program partners could have a material adverse impact on our business.

We may not be able to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned.

As the COVID-19 pandemic continues to unfold, uncertainty may arise with respect to our ability to launch new loyalty program partnerships with existing products or launch new products within existing partnerships. In addition, the value of prospective partner or new products may be significantly lower than our original expectations before the COVID-19 outbreak.

We could face significant liquidity risk if we fail to meet contractual performance commitments

We have made contractual guarantees on the minimum value of points and miles that will be processed over the term of our agreements with certain loyalty program partners, which, for the most part, have historically been met.  The impact of COVID-19 has had a significant impact on our transaction volumes and overall sales activity, which could materially impact our ability to meet our contractual commitments.

Our senior secured credit facility includes financial and other covenants. Failure to comply with these covenants could result in events of default.

Our credit facility has various financial and other covenants that require us to maintain a minimum fixed charge coverage ratio and a maximum net debt to Adjusted EBITDA ratio. Based on the reduction in sales activity that we are currently experiencing as a result of the COVID-19 pandemic and given the limited visibility to the future recovery of demand, there is a range of possible outcomes where our earnings could be reduced enough to result in a breach of the minimum fixed charge coverage ratio within the next year.

If we believe we are unable to maintain compliance with such covenants in future periods, we would seek to obtain an amendment or waiver from our lenders, refinance our credit facility, or take other mitigating actions prior to a potential breach. There can be no assurance that our efforts to obtain an amendment or waiver, refinance or restructure our facility, or the other mitigating actions we may take, would be successful.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition, our ability to access the undrawn portion of our credit facility may be restricted at a time when we would like, or need, to do so. The impact of COIVD-19 on our financial performance may affect our ability to satisfy the drawdown conditions under our credit facility. Given the uncertainty regarding the COVID-19 pandemic, there is no assurance as to the amount or timing of when we may be able to make any additional draws.

We depend on various third-parties that provide certain solutions in our Platform Partners segment that we market to loyalty program partners. The failure of these third-parties for any reason to provide these solutions in the future could adversely impact our revenue and profitability

We have commercial agreements with multiple third-party service providers in our Platform Partners segment. The COVID-19 pandemic has resulted in a significant decline in transaction volume in the solutions provided by these third-parties. At this time, it is uncertain whether these third-parties have sufficient liquidity to be able to continue operations throughout the length of the COVID-19 pandemic. If any of these third-party providers were to cease operations, there is no assurance we would be able to substitute a comparable third-party solution in a timely manner or on terms as favorable to us. The failure of these third-parties for any reason to provide these solutions in the future, and our inability to substitute a comparable third-party solution, could adversely impact our revenue and profitability.

We operate in multiple jurisdictions and in multiple currencies. The COVID-19 pandemic could result in significant fluctuations in exchange rates that could have a material effect on our financial results

We provide products and services to organizations in multiple jurisdictions and in multiple currencies and dramatic fluctuations in exchange rates of foreign currencies could have a material effect on our financial results. The COVID-19 pandemic could result in larger than normal fluctuations in foreign exchange rates. While we hedge against significant fluctuations in principle currencies such as the Canadian dollar and the US dollar, activities outside of our control such as dramatic devaluation of other currencies such as the Euro or British Pound could have a material effect on our financial results.

PERFORMANCE INDICATORS AND NON-GAAP FINANCIAL MEASURES

Our financial statements are prepared in accordance with IFRS. We use certain non-GAAP measures, which are defined below, to better assess our underlying performance. These measures are reviewed regularly by management and the Board of Directors in assessing our performance and in making decisions about ongoing operations. In addition, we use these measures to determine components of management compensation. We believe that these measures are also used by investors, analysts and other interested parties as an indicator of our operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. The reconciliations for these non-GAAP measures from the closest GAAP measure are contained below.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

We believe that Adjusted EBITDA is useful to management and investors as a supplemental measure to evaluate our operating performance.

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, finance costs, depreciation and amortization, equity-settled share-based payment expense, foreign exchange and other one-time costs or benefits such as impairment charges and a tax rebate related to prior periods. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Adjusted EBITDA is a component of our management incentive plan and is used by management to assess our operating performance. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended
(In thousands of US dollars) (unaudited)	Sept 30, 2020	Sept 30, 2019	$ Variance	% Variance
Net (loss) income	$(2,467)	$1,098	$(3,565)	(325%)
Income tax (recovery) expense	(863)	670	(1,533)	(229%)
Finance costs	223	51	172	337%
Depreciation and amortization	1,173	1,131	42	4%
Foreign exchange (gain) loss	(178)	254	(432)	(170%)
Equity-settled share-based payment expense	987	1,193	(206)	(17%)
Adjusted EBITDA	$(1,125)	$4,397	$(5,522)	(126%)

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

	For the nine months ended
(In thousands of US dollars) (unaudited)	Sept 30, 2020	Sept 30, 2019	$ Variance	% Variance
Net (loss) income	$(4,674)	$9,131	$(13,805)	(151%)
Income tax (recovery) expense	(974)	3,680	(4,654)	(126%)
Finance costs	591	163	428	263%
Depreciation and amortization	3,681	3,399	282	8%
Foreign exchange (gain) loss	(296)	408	(704)	(173%)
Equity-settled share-based payment expense	2,653	3,522	(869)	(25%)
Impairment charges	1,798	-	1,798	N/A
Prior years tax rebate, net of fees	-	(6,027)	6,027	(100%)
Adjusted EBITDA	$2,779	$14,276	$(11,497)	(81%)

Gross Margin

Gross margin is a non-GAAP financial measure and is defined by management as Gross profit as a percentage of Total revenue.

	For the three months ended
(In thousands of US dollars) (unaudited)	Sept 30, 2020	Sept 30, 2019	$ Variance	% Variance
Total Revenue	$37,449	$97,997	$(60,548)	(62%)
Less: Direct cost of revenue	31,745	83,949	(52,204)	(62%)
Gross profit Gross margin	$5,704 15%	$14,048 14%	$(8,344)	(59%)
	For the nine months ended
(In thousands of US dollars) (unaudited)	Sept 30, 2020	Sept 30, 2019	$ Variance	% Variance
Total Revenue	$161,029	$294,170	$(133,141)	(45%)
Less: Direct cost of revenue	134,510	246,304	(111,794)	(45%)
Gross profit Gross margin	$26,519 16%	$47,866 16%	$(21,347)	(45%)

Adjusted Operating Expenses

Adjusted operating expenses is a non‐GAAP financial measure, which is defined as Employment costs, Marketing and communications, Technology services and Other operating expenses, excluding Equity-settled share-based payment expense. Adjusted operating expenses are predominantly cash-based expenditures. The closest GAAP measure is Total operating expenses in the condensed consolidated interim financial statements and the reconciliation from Total operating expenses to Adjusted operating expenses is shown below.

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

Effective Margin

Effective margin is a non-GAAP financial measure, which is calculated by dividing Adjusted EBITDA by Gross Profit. We use Effective margin as a key internal measure of operating efficiency. This measure demonstrates our ability to generate profitability after we have funded operating expenses.

Reconciliation of Total Operating Expenses to Adjusted Operating Expenses

	For the three months ended
(In thousands of US dollars) (unaudited)	Sept 30, 2020	Sept 30, 2019	$ Variance	% Variance
Total Operating Expenses	$8,838	$12,437	$(3,599)	(29%)
Subtract (add):
Depreciation and amortization	1,173	1,131	42	4%
Foreign exchange (gain) loss	(178)	254	(432)	(170%)
Equity-settled share-based payment expense	987	1,193	(206)	(17%)
Adjusted Operating Expenses	$6,856	$9,859	$(3,003)	(30%)

	For the nine months ended
(In thousands of US dollars) (unaudited)	Sept 30, 2020	Sept 30, 2019	$ Variance	% Variance
Total Operating Expenses	$31,849	$35,619	$(3,770)	(11%)
Subtract (add):
Depreciation and amortization	3,681	3,399	282	8%
Foreign exchange (gain) loss	(296)	408	(704)	(173%)
Equity-settled share-based payment expense	2,653	3,522	(869)	(25%)
Impairment charges	1,798	-	1,798	N/A
Adjusted Operating Expenses	$24,013	$28,290	$(4,277)	(15%)

Direct and Indirect Adjusted Operating Expenses

Direct adjusted operating expenses are expenses which are directly attributable to each operating segment. Indirect adjusted operating expenses comprise costs that are shared among the Loyalty Currency Retailing, Platform Partners and Points Travel operating segments, including costs associated with various corporate functions, such as Finance, Human Resources, Legal and certain expenses associated with information technology infrastructure. Together direct and indirect adjusted operating expenses comprise adjusted operating expenses.

	For the three months ended
(In thousands of US dollars) (unaudited)	Sept 30, 2020	Sept 30, 2019	$ Variance	% Variance
Adjusted Operating Expenses	$6,856	$9,859	$(3,003)	(30%)
Less:
Indirect Adjusted Operating Expenses	3,135	3,590	(455)	(13%)
Direct Adjusted Operating Expenses	$3,721	$6,269	$(2,548)	(41%)

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

	For the nine months ended
(In thousands of US dollars) (unaudited)	Sept 30, 2020	Sept 30, 2019	$ Variance	% Variance
Adjusted Operating Expenses	$24,013	$28,290	$(4,277)	(15%)
Less:
Indirect Adjusted Operating Expenses	10,344	10,254	90	1%
Direct Adjusted Operating Expenses	$13,669	$18,036	$(4,367)	(24%)

Contribution

Contribution is a non-GAAP financial measure and is defined as Gross profit for the relevant operating segments less Direct adjusted operating expenses for those segments.  We believe that contribution is a key financial measure to assess the underlying profitability of our three operating segments, as this metric excludes all indirect adjusted operating expenses that are shared by the three operating segments. This is the measure used by the Chief Operating Decision Maker when reviewing segment results and making resource allocation decisions. Refer to the "Financial Information by Segment" table under the "Selected financial information" section for contribution by operating segments.

The presentation of contribution provides additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Contribution should therefore not be considered in isolation and other issuers may calculate contribution differently.

Reconciliation of Gross Profit to Contribution

	For the three months ended
(In thousands of US dollars) (unaudited)	Sept 30, 2020	Sept 30, 2019	$ Variance	% Variance
Gross profit	$5,704	$14,048	$(8,344)	(59%)
Less: Direct adjusted operating expenses	3,721	6,269	(2,548)	(41%)
Contribution	$1,983	$7,779	$(5,796)	(75%)

	For the nine months ended
(In thousands of US dollars) (unaudited)	Sept 30, 2020	Sept 30, 2019	$ Variance	% Variance
Gross profit	$26,519	$47,866	$(21,347)	(45%)
Less: Direct adjusted operating expenses	13,669	18,036	(4,367)	(24%)
Contribution	$12,850	$29,830	$(16,980)	(57%)